UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 42)

América Móvil, S.A.B. de C.V. (the “Issuer”)

(Name of Issuer)

American Depositary Shares (“L Share ADSs”), each representing 20 Series L Shares (“L Shares”)

(Title of Class of Securities)

02364W105 for L Share ADSs1

(CUSIP Number)

Raúl Humberto Zepeda Ruíz
Paseo de las Palmas No. 750-7

Colonia Lomas de Chapultepec,

México 11000, Distrito Federal
(5255) 5625-4900

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)
(Page 1 of 23 Pages)

1 CUSIP number is for the L Share ADSs only. No CUSIP number exists for the underlying L Shares since such shares are not traded in the United States.

CUSIP No. 02364W105 L Share ADSs	13D	Page 2 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlos Slim Helú
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 4,950,586,338 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 11,518,882,884 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 4,950,586,338 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 11,518,882,884 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,469,469,222 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.8% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 02364W105 L Share ADSs	13D	Page 3 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlos Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 2,213,920,468 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 20,667,698,227 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 2,213,920,468 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 20,667,698,227 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,234,630,137 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.9% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 02364W105 L Share ADSs	13D	Page 4 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marco Antonio Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 2,216,241,246 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 20,667,698,227 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 2,216,241,246 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 20,667,698,227 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,236,950,915 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.9% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 02364W105 L Share ADSs	13D	Page 5 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patrick Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 1,182,954,921 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 20,667,698,227 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 1,182,954,921 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 20,667,698,227 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,527,158,869 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.5% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 02364W105 L Share ADSs	13D	Page 6 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) María Soumaya Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 756,193,592 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 20,667,698,227 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 756,193,592 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 20,667,698,227 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,423,881,825 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.4% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 02364W105 L Share ADSs	13D	Page 7 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vanessa Paola Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 891,695,928 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 20,667,698,227 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 891,695,928 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 20,667,698,227 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,536,584,161 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.6% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 02364W105 L Share ADSs	13D	Page 8 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Johanna Monique Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 917,057,873 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 20,667,698,227 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 917,057,873 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 20,667,698,227 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,545,357,158 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.6% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 02364W105 L Share ADSs	13D	Page 9 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Grupo Financiero Inbursa, S.A.B. de C.V. (“GFI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC and AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,117,065,723 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 1,117,065,723 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,117,065,723 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON HC

CUSIP No. 02364W105 L Share ADSs	13D	Page 10 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inversora Carso, S.A. de C.V., formerly known as Inmobiliaria Carso, S.A. de C.V. (“Inversora Carso”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 10,401,817,161 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 10,401,817,161 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,401,817,161 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 02364W105 L Share ADSs	13D	Page 11 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trust No. F/0008 (the “Telmex Trust”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 1,575,020,356 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 1,575,020,356 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,575,020,356 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON EP

CUSIP No. 02364W105 L Share ADSs	13D	Page 12 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trust No. F/0395 (the “Telnor Trust”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 40,763,440 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 40,763,440 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,763,440 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON EP

CUSIP No. 02364W105 L Share ADSs	13D	Page 13 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fundación Telmex, A.C. (“Fundación Telmex”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 168,049,532 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 168,049,532 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,049,532 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 02364W105 L Share ADSs	13D	Page 14 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fundación Carlos Slim, A.C., formerly known as Fundación Carso, A.C. (“Fundación Carlos Slim” )
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 374,514,518 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 374,514,518 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 374,514,518 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 02364W105 L Share ADSs	13D	Page 15 of 23 Pages

1

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Instituto Carlos Slim de la Salud, A.C., formerly known as Instituto Carso Salud, A.C. (“Instituto Carlos Slim de la Salud”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 38,693,200 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 38,693,200 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,693,200 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 02364W105 L Share ADSs	13D	Page 16 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trust No. F/0126 (the “Control Trust”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 13,530,250,171 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 13,530,250,171 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,530,250,171 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 02364W105 L Share ADSs	13D	Page 17 of 23 Pages

Item 1. Security and Issuer.

This Amendment No. 42 (the “Forty-Second Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on March 8, 2001, as subsequently amended (the “Schedule 13D”), by the Reporting Persons (as defined below), with respect to the American Depositary Shares (“L Share ADSs”), each representing 20 Series L Shares (“L Shares”), of América Móvil, S.A.B. de C.V. (the “Issuer” or “AMX”). Capitalized terms used but not otherwise defined in this Forty-Second Amendment have the meanings ascribed to such terms in the Schedule 13D, as amended.

Item 3. Source and Amount of Funds or Other Consideration.

Following the filing of Amendment No. 41 to the Schedule 13D filed with the Commission on June 17, 2016 (the “Forty-First Amendment”), Inversora Carso purchased, directly and through its subsidiaries, 58,832,857 L Shares for an aggregate purchase price of US$35,206,700 and 531,194 A Shares for an aggregate purchase price of US$304,952. The A Shares that were purchased were converted into L Shares. The funds were obtained from the working capital of Inversora Carso.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons have the following interests in L Shares:

	L Shares(1)
	Number	% of Class
Carlos Slim Helú(2)	16,469,469,222	31.8%
Carlos Slim Domit(3)	22,234,630,137	42.9%
Marco Antonio Slim Domit(4)	22,236,950,915	42.9%
Patrick Slim Domit(5)	21,527,158,869	41.5%
María Soumaya Slim Domit(6)	21,423,881,825	41.4%
Vanessa Paola Slim Domit(7)	21,536,584,161	41.6%
Johanna Monique Slim Domit(8)	21,545,357,158	41.6%
GFI(9)	1,117,065,723	2.2%
Inversora Carso(10)	10,401,817,161	20.0%
Telmex Trust(11)	1,575,020,356	3.0%
Telnor Trust(11)	40,763,440	0.1%
Fundación Telmex(11)	168,049,532	0.3%
Fundación Carlos Slim(11)	374,514,518	0.7%
Instituto Carlos Slim de la Salud(11)	38,693,200	0.1%
Control Trust(12)	13,530,250,171	26.1%

(1)	Based upon 44,275,531,056 L Shares outstanding as of August 12, 2016 as reported by the Mexican Stock Exchange. Includes L Shares held in the form of L Share ADSs. L Share totals and percentages assume that 7,532,150,157 AA Shares (which is the maximum number of AA Shares that can be converted to L Shares) held by the relevant Reporting Persons have been converted into L Shares in accordance with the restrictions set forth in Item 4 of Amendment No. 24 to the Schedule 13D filed with the Commission on July 15, 2011.
(2)	Includes 4,950,586,338 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 1,878,746,745 AA Shares) owned directly by Carlos Slim Helú and shares owned by GFI and Inversora Carso.

CUSIP No. 02364W105 L Share ADSs	13D	Page 18 of 23 Pages

(3)	Includes 2,213,920,468 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 646,988,558 AA Shares) owned directly by Carlos Slim Domit and shares owned by the Control Trust, GFI and Inversora Carso.
(4)	Includes 2,216,241,246 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 646,988,558 AA Shares) owned directly by Marco Antonio Slim Domit and shares owned by the Control Trust, GFI and Inversora Carso.
(5)	Includes 1,182,954,921 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 323,494,279 AA Shares) owned directly by Patrick Slim Domit and shares owned by the Control Trust, GFI and Inversora Carso.
(6)	Includes 756,193,592 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 9,994 AA Shares) owned directly by María Soumaya Slim Domit and shares owned by the Control Trust, GFI and Inversora Carso.
(7)	Includes 891,695,928 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 22,809,994 AA Shares) owned directly by Vanessa Paola Slim Domit and jointly with her spouse.
(8)	Includes 917,057,873 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 39,398,942 AA Shares) owned directly by Johanna Monique Slim Domit and jointly with her spouse.
(9)	Includes shares owned by trusts managed by GFI for the benefit of employees of entities controlled by the Slim Family.
(10)	Includes shares owned by subsidiaries of Inversora Carso. Inversora Carso was formerly known as Inmobiliaria Carso S.A. de C.V.
(11)	Shares disclaimed by the Slim Family.
(12)	Includes 5,998,110,014 L Shares and 9,543,630,660 AA Shares, which are assumed to have been converted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, held for the benefit of the Slim Family.

(b) Because members of the Slim Family beneficially own a majority of the outstanding voting equity securities of AMX, GFI and Inversora Carso, members of the Slim Family may be deemed to share the power to vote or dispose of, or to direct the voting or disposition of, any L Shares owned by such persons (including those beneficially owned by the Telmex Trust, the Telnor Trust, Fundación Telmex, Fundación Carlos Slim and Instituto Carlos Slim de la Salud). Because a board, or in the case of the trusts, a technical committee, the majority of whose members are members or designees of members of the Slim Family or employees of one of the Reporting Persons that may be deemed to be controlled by the Slim Family, makes investment decisions for each of Fundación Telmex, Fundación Carlos Slim, Instituto Carlos Slim de la Salud, the Telmex Trust, the Telnor Trust and the Control Trust, members of the Slim Family may be deemed to share the power to vote or dispose of, or to direct the voting or disposition of, any L Shares owned by Fundación Telmex, Fundación Carlos Slim, Instituto Carlos Slim de la Salud, the Telmex Trust, the Telnor Trust and the Control Trust. Except as otherwise disclosed herein, none of the Reporting Persons shares voting or disposition power with respect to any of the L Shares owned by the Reporting Persons.

(c) All transactions in A Shares and L Shares effected by the Reporting Persons during the period beginning 60 days prior to the event which requires the filing of this statement are listed in Schedule II.

CUSIP No. 02364W105 L Share ADSs	13D	Page 19 of 23 Pages

(d) Because members of the Slim Family beneficially own a majority of the outstanding voting equity securities of GFI and Inversora Carso, such members of the Slim Family may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any L Shares owned by such persons. Because a board, or in the case of the trusts, a technical committee, the majority of whose members are members or designees of members of the Slim Family or employees of one of the Reporting Persons that may be deemed to be controlled by the Slim Family, makes investment decisions for each of Fundación Telmex, Fundación Carlos Slim, Instituto Carlos Slim de la Salud, the Telmex Trust, the Telnor Trust and the Control Trust, members of the Slim Family may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any L Shares owned by Fundación Telmex, Fundación Carlos Slim, Instituto Carlos Slim de la Salud, the Telmex Trust, the Telnor Trust and the Control Trust. Except as otherwise disclosed herein, no person other than the Reporting Persons has or will have any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any L Shares owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 25, 2016 and February 25, 2016, Inversora Carso entered into certain secured credit agreements with Banco Santander, S.A. (“Santander”), pursuant to which Inversora Carso is entitled to borrow an aggregate amount of up to €230,000,000. Under the terms of these credit agreements, Inversora Carso has agreed to pledge and grant a security interest in certain collateral, which includes 510,072,779 L Shares, in favor of Santander as security for the borrowed amount.

On February 25, 2016, Control Empresarial de Capitales, S.A. de C.V. (“Control Empresarial”), a subsidiary of Inversora Carso, entered into a secured credit agreement with Santander, pursuant to which Control Empresarial is entitled to borrow an aggregate of up to €130,000,000. Under the terms of this credit agreement, Control Empresarial has agreed to pledge and grant a security interest in certain collateral, which includes 432,587,598 L Shares, in favor of Santander as security for the borrowed amount.

On July 27, 2016, Control Empresarial entered into a secured loan agreement with Citibank, N.A., pursuant to which Control Empresarial is entitled to borrow an aggregate of up to $300,000,000. Under the terms of this loan agreement, Control Empresarial has agreed to pledge and grant a security interest in certain collateral, which includes 745,000,000 L Shares, in favor of Citibank, N.A. as security for the borrowed amount.

On March 11, 2015, Control Empresarial entered into a Margin Loan Agreement with HSBC Bank PLC (“HSBC”) and related security documents (collectively, and as amended, the “HSBC Loan Documents”). The HSBC Loan Documents were amended on March 31, 2015 to include Inversora Carso as an additional borrower. Pursuant to the HSBC Loan Documents, Control Empresarial is entitled to borrow up to €300,000,000 and Inversora Carso is entitled to borrow up to €150,000,000 (collectively, the “HSBC Borrowed Amount”). Under the terms of the HSBC Loan Documents, Control Empresarial and Inversora Carso have agreed to pledge and grant, in favor of HSBC, a security interest in certain collateral (the “HSBC Pledged Shares”), the value of which must be 150% of the HSBC Borrowed Amount. As of July 26, 2016, the

CUSIP No. 02364W105 L Share ADSs	13D	Page 20 of 23 Pages

HSBC Pledged Shares were comprised of 544,470,143 of Control Empresarial’s L Shares and 763,503,541 of Inversora Carso’s L Shares, which are currently pledged in favor of HSBC as security for the HSBC Borrowed Amount.

On December 11, 2014, Control Empresarial entered into a Loan Agreement with Caixabank, S.A. (“Caixabank”) and related security documents (collectively, the “Caixabank Loan Documents”), pursuant to which Control Empresarial is entitled to borrow up to €350,000,000 (the “Caixabank Borrowed Amount”). Under the terms of the Caixabank Loan Documents, Control Empresarial and Inversora Carso, as guarantor, have agreed to pledge and grant a security interest in certain collateral, which includes 23,441,251 L Shares pledged by Inversora Carso and 1,867,224,110 L Shares pledged by Control Empresarial, in favor of Caixabank as security for the Caixabank Borrowed Amount.

Other than as set forth above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to L Shares.

Item 7. Material to be Filed as Exhibits.

The Powers of Attorney for the members of the Slim Family, GFI and Inversora Carso, each filed as an exhibit to the Schedule 13G filed by the Reporting Persons with the Commission on February 14, 2014 in respect of their ownership in equity shares of YPF Sociedad Anónima and for the Telmex Trust, the Telnor Trust, Fundación Telmex, Fundación Carlos Slim, Instituto Carlos Slim de la Salud and the Control Trust each filed as an exhibit to the Thirty-Fourth Amendment are all hereby incorporated herein by reference.

CUSIP No. 02364W105 L Share ADSs	13D	Page 21 of 23 Pages

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Carlos Slim Helú

Carlos Slim Domit	By:/s/ Javier Foncerrada Izquierdo
Javier Foncerrada Izquierdo
Marco Antonio Slim Domit	Attorney-in-Fact
August 31, 2016
Patrick Slim Domit

María Soumaya Slim Domit

Vanessa Paola Slim Domit

Johanna Monique Slim Domit

INVERSORA CARSO, S.A. DE C.V.

By: Javier Foncerrada Izquierdo
Title: Attorney-in-Fact

CUSIP No. 02364W105 L Share ADSs	13D	Page 22 of 23 Pages

GRUPO FINANCIERO INBURSA, S.A.B. DE C.V.

By: Javier Foncerrada Izquierdo
Title: Attorney-in-Fact

BANCO INBURSA S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO INBURSA, DIVISION FIDUCIARIA, AS TRUSTEE OF TRUST NO. F/0008

By: Javier Foncerrada Izquierdo
Title: Attorney-in-Fact

BANCO INBURSA S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO INBURSA, DIVISION FIDUCIARIA, AS TRUSTEE OF TRUST NO. F/0395

By: Javier Foncerrada Izquierdo
Title: Attorney-in-Fact

FUNDACIÓN TELMEX, A.C.

By: Javier Foncerrada Izquierdo
Title: Attorney-in-Fact

FUNDACIÓN CARLOS SLIM, A.C.

By: Javier Foncerrada Izquierdo
Title: Attorney-in-Fact

INSTITUTO CARLOS SLIM DE LA SALUD, A.C.

By: Javier Foncerrada Izquierdo
Title: Attorney-in-Fact

CUSIP No. 02364W105 L Share ADSs	13D	Page 23 of 23 Pages

BANCO INBURSA S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO INBURSA, DIVISION FIDUCIARIA, AS TRUSTEE OF TRUST NO. F/0126

By: Javier Foncerrada Izquierdo
Title: Attorney-in-Fact

SCHEDULE II

For the period beginning 60 days prior to the event which requires the filing of this statement, the Reporting Persons set forth below effected the following transactions in A Shares and L Shares on the Mexican Stock Exchange. The prices below reflect the price paid (in US$ based upon the Exchange Rate published by the Banco de México on the trade date) by the purchasers per A Share and L Share, as the case may be, on the relevant trade date.

A Shares

Reporting Person	Type of	Trade Date	Number of	Price per Share
	Transaction		A shares	US. Dollars
Inversora Carso	Purchase	08/01/2016	531,194	0.57

L Shares

Reporting Person	Type of	Trade Date	Number of	Price per Share
	Transaction		L shares	US. Dollars
Inversora Carso	Purchase	07/29/2016	600	0.56
Inversora Carso	Purchase	07/29/2016	250,000	0.56
Inversora Carso	Purchase	07/29/2016	141,261	0.56
Inversora Carso	Purchase	07/29/2016	396,823	0.56
Inversora Carso	Purchase	07/29/2016	150,346	0.57
Inversora Carso	Purchase	07/29/2016	205,901	0.57
Inversora Carso	Purchase	07/29/2016	3,600	0.57
Inversora Carso	Purchase	07/29/2016	1,772,764	0.57
Inversora Carso	Purchase	07/29/2016	400,000	0.57
Inversora Carso	Purchase	07/29/2016	223,636	0.57
Inversora Carso	Purchase	07/29/2016	155,069	0.57
Inversora Carso	Purchase	07/29/2016	50,000	0.57
Inversora Carso	Purchase	07/29/2016	200,000	0.57
Inversora Carso	Purchase	07/29/2016	800,000	0.57
Inversora Carso	Purchase	07/29/2016	250,000	0.58
Inversora Carso	Purchase	08/01/2016	96,712	0.57
Inversora Carso	Purchase	08/01/2016	326,058	0.57
Inversora Carso	Purchase	08/01/2016	346,198	0.57
Inversora Carso	Purchase	08/01/2016	293,174	0.58
Inversora Carso	Purchase	08/01/2016	502,912	0.58
Inversora Carso	Purchase	08/01/2016	610,424	0.58
Inversora Carso	Purchase	08/01/2016	224,522	0.58
Inversora Carso	Purchase	08/01/2016	300,000	0.58
Inversora Carso	Purchase	08/02/2016	18,190	0.57
Inversora Carso	Purchase	08/02/2016	60,000	0.57
Inversora Carso	Purchase	08/02/2016	80,000	0.57
Inversora Carso	Purchase	08/02/2016	41,810	0.57
Inversora Carso	Purchase	08/02/2016	100,000	0.57
Inversora Carso	Purchase	08/02/2016	100,000	0.57
Inversora Carso	Purchase	08/02/2016	228,000	0.57

Inversora Carso	Purchase	08/02/2016	190,000	0.57
Inversora Carso	Purchase	08/02/2016	269,200	0.57
Inversora Carso	Purchase	08/02/2016	265,800	0.57
Inversora Carso	Purchase	08/02/2016	172,955	0.57
Inversora Carso	Purchase	08/02/2016	195,800	0.57
Inversora Carso	Purchase	08/02/2016	164,245	0.57
Inversora Carso	Purchase	08/02/2016	14,800	0.57
Inversora Carso	Purchase	08/02/2016	2,400	0.58
Inversora Carso	Purchase	08/02/2016	396,800	0.58
Inversora Carso	Purchase	08/02/2016	600,000	0.58
Inversora Carso	Purchase	08/02/2016	100,000	0.58
Inversora Carso	Purchase	08/03/2016	350,000	0.57
Inversora Carso	Purchase	08/03/2016	168,232	0.57
Inversora Carso	Purchase	08/03/2016	253,939	0.57
Inversora Carso	Purchase	08/03/2016	520,107	0.57
Inversora Carso	Purchase	08/03/2016	500,000	0.57
Inversora Carso	Purchase	08/03/2016	7,722	0.57
Inversora Carso	Purchase	08/09/2016	100,000	0.60
Inversora Carso	Purchase	08/09/2016	55,905	0.60
Inversora Carso	Purchase	08/09/2016	744,095	0.60
Inversora Carso	Purchase	08/09/2016	50,000	0.60
Inversora Carso	Purchase	08/09/2016	3,550,000	0.60
Inversora Carso	Purchase	08/10/2016	97,921	0.60
Inversora Carso	Purchase	08/10/2016	237,118	0.60
Inversora Carso	Purchase	08/10/2016	952,024	0.60
Inversora Carso	Purchase	08/10/2016	3,778,694	0.60
Inversora Carso	Purchase	08/10/2016	1,762,721	0.60
Inversora Carso	Purchase	08/10/2016	300,000	0.60
Inversora Carso	Purchase	08/10/2016	3,035,695	0.60
Inversora Carso	Purchase	08/10/2016	1,868,684	0.61
Inversora Carso	Purchase	08/11/2016	14,525	0.61
Inversora Carso	Purchase	08/11/2016	1,000,000	0.61
Inversora Carso	Purchase	08/11/2016	234,969	0.61
Inversora Carso	Purchase	08/11/2016	6,250,506	0.61
Inversora Carso	Purchase	08/11/2016	188,295	0.62
Inversora Carso	Purchase	08/11/2016	9,811,705	0.62
Inversora Carso	Purchase	08/11/2016	700,000	0.62
Inversora Carso	Purchase	08/11/2016	100,000	0.62
Inversora Carso	Purchase	08/11/2016	1,200,000	0.62
Inversora Carso	Purchase	08/12/2016	400,000	0.60
Inversora Carso	Purchase	08/12/2016	978,034	0.60
Inversora Carso	Purchase	08/12/2016	1,626,863	0.61
Inversora Carso	Purchase	08/12/2016	2,421,417	0.61
Inversora Carso	Purchase	08/12/2016	473,686	0.61
Inversora Carso	Purchase	08/12/2016	100,000	0.61
Inversora Carso	Purchase	08/12/2016	137,170	0.61
Inversora Carso	Purchase	08/12/2016	862,830	0.61
Inversora Carso	Purchase	08/12/2016	3,000,000	0.61